[LETTERHEAD OF THE ULTIMATE SOFTWARE GROUP, INC.]

VIA EDGAR

April 7, 2010

Ms. Barbara Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:         The Ultimate Software Group, Inc.
Form 10-K for Fiscal Year ended December 31, 2009
Filed on March 5, 2010
File No. 000-24347

Dear Ms. Jacobs:

We are in receipt of the Staff’s comments to the above-referenced filing as set forth in your letter dated March 30, 2010.  We are working on our response to your comment letter and expect to submit our response on or before May 11, 2010. We look forward to working with the Staff in its review of this filing.

If you have any questions or concerns regarding this matter, please feel free to contact me at 954-331-7069.

Sincerely,

/s/ Mitchell K. Dauerman
Mitchell K. Dauerman
Executive Vice President and Chief Financial Officer

cc:  James A. FitzPatrick, Jr.
      Dewey & LeBoeuf LLP